April 21, 2008

Mr. Charles Goodson, Vice President and Secretary
Moneylogix Group, Inc. (f/k/a Home Life, Inc.)
1503 South Coast Drive
Suite 204
Costa Mesa, CA 92626

> **Re: Moneylogix Group, Inc. (f/k/a Home Life, Inc.)**
> **Amendment to Preliminary Information Statement on Schedule 14C**
> **File No. 000-30424**
> **Filed April 10, 2008**

Dear Mr. Goodson:

   This is to advise you that we have conducted only a limited review of your filing. Based on that limited review, we have the following comments.

1.   Please incorporate your most recent Form 10-K and the Form 10-Q for your most recent quarter.

2.   We note your response to comment 2; however, we are unable to locate the requested disclosure and reissue the comment. Please provide more detail regarding the sale of your existing assets to Mr. Cimerman, including the assets transferred and their deemed value, the liabilities assumed and the consideration provided.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

Please direct any questions to Stacie Gorman at (202) 551-3585, or the undersigned at (202) 551-3852.

Sincerely,

Michael McTiernan
Special Counsel

cc: Eric M. Stein, Esquire (by facsimile)